January 8, 2014

VIA EDGAR and FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: Tom Kluck, Branch Chief

Re:	Strategic Storage Trust II, Inc.

Registration Statement on Form S-11, as amended

File No. 333-190983

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Strategic Storage Trust II, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 9:00 A.M. (EDT) on January 10, 2014 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tom Kluck, Branch Chief

January 8, 2014

Please contact Howard S. Hirsch of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, counsel to the Company, at (404) 443-6703 with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

Strategic Storage Trust II, Inc.

By:	/s/ H. Michael Schwartz
H. Michael Schwartz Chief Executive Officer and President

cc: Mr. Coy Garrison